Exhibit 99.4

Nano Dimension Shareholders Overwhelmingly Did NOT Support Murchinson’s Proposals in Invalid Meeting; Murchinson Deceives, But the Numbers Don’t Lie

•	Over 90% of Nano Dimension Shares Not Owned by Murchinson or Anson Voted Against Murchinson’s Nominees or Took No
•	ActionExcluding Their Own Shares, Murchinson and Anson Garnered Support Representing Less Than 9.5% of Shares Voted
•	The Meeting – and Therefore the Vote – is Invalid, and Nano Dimension Shareholders Should Disregard Any Voting Results Released by Murchinson

Waltham, Mass., March 21, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, today issued the following statement in response to Murchinson Ltd.’s (“Murchinson”) claims about the results of the invalid shareholder meeting:

“From the start, Murchinson’s campaign has been predicated on falsehoods, misinformation and bad-faith actions. The announcement yesterday is merely a continuation of efforts to deceive shareholders by claiming ‘victory’ in a meeting that had no validity and therefore was of no consequence.”

“Excluding shares owned by Murchinson and Anson – who we have strong reason to believe has been acting in concert with Murchinson – the campaign received support from less than 9.5% of shares voted. Put another way, more than 90% of the Company’s shares voted that are unaffiliated with Murchinson and Anson either voted against Murchinson’s proposed nominees or opted not to participate in this fraudulent vote.”

“The low voter turnout, which was less than 13% of shares as of the record date excluding Murchinson and Anson owned shares, and lack of support for Murchinson’s nominees demonstrates that our shareholders will not be coerced by an actor who the Company believes is solely interested in making a quick profit at the expense of substantial potential long-term value for other shareholders. It further highlights the inherent flaws in Murchinson’s intense yet selective solicitation effort. This invalid and partial process and subsequent outcome is precisely what the Company’s Board of Directors warned against and wanted to avoid in order to protect the voice of ALL shareholders.”

Nano Dimension shareholders should disregard any voting results released by Murchinson. The meeting – and therefore the vote – is invalid.

Given that the notice of a special general meeting of the Company’s shareholders issued by Murchinson failed to comply with requirements under applicable law, and given that it is a direct violation of the Depository Agreement between the Company, Bank of New York Mellon (the “Depositary”) and the ADS holders, as well the Company's Articles of Association, Nano Dimension shareholders should disregard any voting results released by Murchinson. Further, no votes have been delivered from the Depositary to the Company, further underpinning the invalidity of the Murchinson meeting. In addition, the Israeli Court recently rejected Murchinson’s motion to shorten the procedural deadlines in order to reach a judgement on the alleged illegal March 20th shareholder meeting. The Court hearing is scheduled for June 18, 2023.

“Nano Dimension’s Board of Directors and management team remain laser-focused on generating sustainable, long-term shareholder value through our disciplined capital allocation approach that combines strategic investments in both organic and inorganic opportunities with the return of capital to shareholders. We continue to make excellent progress against our strategic plan, generating exceptional revenue growth as we invest in the Company’s technology and continue to opportunistically pursue attractive acquisition opportunities, including the proposed transaction with Stratasys Ltd. (“Stratasys”), which would create a clear leader in the additive manufacturing industry.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning-based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit  www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it describes generating sustainable, long-term shareholder value through its disciplined capital allocation approach that combines strategic investments in both organic and inorganic opportunities with the return of capital to shareholders, including potential revenue growth and acquisition opportunities, as well at the benefits of a potential transaction with Stratasys. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. The execution of a definitive merger agreement between Nano Dimension and Stratasys would be subject to approval by each company’s Board of Directors and completion of the transaction would be subject to customary closing conditions, receipt of required regulatory approvals and approval of Stratasys shareholders. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Investor Relations | ir@nano-di.com